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                       SECURITIES AND EXCHANGE COMMISSION

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             SEALANT SOLUTIONS, INC.
                                  COMMON STOCK

                                   81207P 10 5
                                 (CUSIP NUMBER)


                             4400 ROUTE 9, 2ND FLO0R
                               FREEHOLD, NJ 07728
                                 (732) 409-1212

                                  JULY 21, 2003
                  ---------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)








If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

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(1) Names of  Reporting  Persons.  S.S. or I.R.S.  Identification  Nos. of Above
Persons (entities only):

         STEVEN LAMPERT

(2) Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

(3) SEC Use Only

(4) Source of Funds (See Instructions): PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

(7) Sole Voting Power: 4,097,025

(8) Shared Voting Power: 0

(9) Sole Dispositive Power: 4,097,025

(10) Shared Dispositive Power: 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 4,097,025

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11): 36.54% (as of the filing date)

(14) Type of Reporting Person: IN


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ITEM 1. SECURITY AND ISSUER.

Sealant Solutions, Inc.
16 North Main Street, Suite 395
New City, NY 10956

ITEM 2. IDENTITY AND BACKGROUND.

(a)            Name: Steven Lampert

(b)            Address: 16 North Main Street, Suite 395 New City, NY 10956

(c)            Officer and director

(d)            None.

(e)            None.

(f)            Citizenship. United States


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Steven Lampert, acquired the shares of Issuer in July 2003 pursuant to a Stock Purchase Agreement and Share Exchange and Amendment thereto.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person was part of the merger by the Company with Powerchannel, Inc.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Steven Lampert acquired 4,097,025 of the issued and outstanding common shares of the Issuer in July 2003. Currently, such amount represents 36.54% of the total issued and outstanding common shares of the Issuer.



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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: July 25, 2003                    Signature:  /s/ Steven Lampert
                                                  ----------------------
                                                       STEVEN LAMPERT